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Consent of Independent Registered Chartered Accountants

We consent to the incorporation by reference in the Registration Statement No. 333-178635 on Form F-10, Nos. 333-175265, 333-155538 and 333-113073 on Form S-8and No. 333-159215 on Form F-3 of our reports dated March 9, 2012 relating to the consolidated financial statement of Brookfield Office Properties Inc., formerly Brookfield Properties Corporation, and subsidiaries (the “Company”) for the year ended December 31, 2011 and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 appearing in this Form 6-K.

Independent Registered Chartered Accountants

Licensed Public Accountants

March 9, 2012